As Filed with the
                                          Securities and Exchange
                                         Commission on May 30, 2000

                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


In the Matter of
                                               INTERIM CERTIFICATE
Conectiv and Subsidiaries
                                                      OF
File No. 70-9095
                                                   NOTIFICATION
(Public Utility Holding Company
Act of 1935)
                                               PURSUANT TO RULE 24



        This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. S 250.24).
Such filing is made in connection with Conectiv's Form U-1
Application-Declaration, as amended (the "Application-
Declaration"), and authorized by the order (the "Order") of the Securities and Exchange Commission (the "Commission") dated
February 26, 1998, in the above- referenced file. The Order directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period January 1, 2000 through March 31, 2000. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.  Conectiv Common Stock issued during period (new issue shares only):
        None

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

Common Stock      #0f Shares Issued During Period          Cumulative #
                                                        0f Shares Issued

Dividend Reinvestment             0                               0
Employee Benefit Plans            0                           3,600


During the period there were 689,400 stock options and 84,100 shares of restricted stock issued under the Conectiv Incentive Compensation Plan. There was no distribution of Conectiv shares during the period under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 2,251,000 common stock options and 211,200 shares of restricted stock.



Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.


3.  Conectiv Common Stock issued for acquisitions:


#0f Shares Issued During Period          Value per Share       Restricted (Y/N)

           0                               N/A                      N/A


4.  Conectiv Long-Term Debt issued during period:

None

Aggregate long-term debt financing by Conectiv cannot exceed $1 billion per SEC Supplemental Order dated December 14, 1999.


5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:


              Balance at Period-End       Weighted Average Cost      Highest Daily
                                                                       Balance
Conectiv       $606,000,000                6.20%                      $646,500,000
Delmarva          $0                       5.83%                      $  34,000,000

Note: The aggregate daily balance of Conectiv and Delmarva cannot exceed $1.3 billion per SEC Supplemental Order dated December 14,
1999; Delmarva's daily balance cannot exceed $275 million.


6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

No activity.

7.  Utility Subsidiary financings during period:

Delmarva:  See Item 5 above.

Note:  Short-term and long-term financings by Atlantic City
Electric Company ("ACE") are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52.


8. Non-utility financing during period not exempt pursuant to Rule 52:
None.





9. Guarantees issued by Conectiv and Non-utility Subsidiaries during period:

Issuer of Guarantee          Issued on Behalf of    Amount     Type of Guarantee

Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy, Inc.      $4,877,900    Contract Obligations
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.$  94,000     Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment
Conectiv                Conectiv Energy Supply Inc.   $0         Guarantee of Payment


As of the end of the period total guarantees by Conectiv are $67,021,905 and total guarantees by Non-Utility Subsidiaries are $8,840,000.

Note:  Guarantees by Conectiv cannot exceed $350 million;
guarantees by Non-utility Subsidiaries cannot exceed $100 million.

10.  Borrowings from System Money Pool during period:

By an Order dated December 14, 1999 the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and are reported on Form U-6B-2 filed contemporaneously herewith.


11.  Forms U-6B-2 filed with Commission during period:

Filing Entity                                Date of Filing
Conectiv Resources Partners, Inc.            March 30, 2000
Conectiv Services, Inc.                      March 30, 2000
Conectiv Communications, Inc.                March 30, 2000
Atlantic Plumbing LLC                        March 30, 2000
Conectiv Solutions, LLC                      March 30, 2000
DCI I                                        March 30, 2000
Atlantic Southern Properties, Inc.           March 30, 2000
Conectiv Energy, Inc.                        March 30, 2000


12. Financial Statements
      -Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended March 31, 2000)
      -Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended March 31, 2000)

13. Registration Statements filed pursuant to the Securities Act of 1933:

      -  None

                         SIGNATURE
       Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

       The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.


                               Conectiv
                               Delmarva Power & Light Company
                               Conectiv Resource Partners, Inc.
                               Conectiv Energy Supply, Inc.
                               Conectiv Energy, Inc.
                               Delmarva Capital Investments, Inc.
                               Conectiv Services, Inc.
                               DCI I, Inc.
                               DCI II, Inc.
                               DCTC-Burney, Inc.
                               Conectiv Operating Services Company
                               Conectiv Solutions, LLC
                               Conectiv Plumbing, LLC
                               Atlantic City Electric Company
                               Atlantic Generation, Inc.
                               Atlantic Southern Properties, Inc.
                               ATE Investment, Inc.
                               Conectiv Thermal Systems, Inc.
                               Binghamton General, Inc.
                               Binghamton Limited, Inc.
                               Pedrick General, Inc.
                               Vineland Limited, Inc.
                               Vineland General, Inc.
                               ATS Operating Services, Inc.

May 30, 2000                      /s/ Philip S. Reese
                                      Philip S. Reese
                                      Vice President and Treasurer